    As filed with the Securities and Exchange Commission on January 9, 1996
                                                      REGISTRATION NO. 33-______

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549
                               ________________
                                   FORM S-3

                            REGISTRATION STATEMENT

                                     Under

                          The Securities Act of 1933
                               ________________
                         Susquehanna Bancshares, Inc.

              (Exact name of registrant as specified in charter)

        PENNSYLVANIA                                             23-2201716
(State or other jurisdiction of                    (I.R.S. Employer Identification No.)
 incorporation or organization)

                             26 NORTH CEDAR STREET
                          LITITZ, PENNSYLVANIA 17543
                                (717) 626-4721
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)


                               RICHARD M. CLONEY
                         VICE PRESIDENT AND SECRETARY
                             26 NORTH CEDAR STREET
                          LITITZ, PENNSYLVANIA 17543
                                (717) 626-4721
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                               ________________
                                  COPIES TO:

   JAMES H. CARROLL, ESQ.                                LEE MEYERSON, ESQ.
 MORGAN, LEWIS & BOCKIUS LLP                        SIMPSON THACHER & BARTLETT
    ONE COMMERCE SQUARE                                425 LEXINGTON AVENUE
     417 WALNUT STREET                               NEW YORK, NEW YORK  10017
   HARRISBURG, PA  17101                                  (212) 455-2000
      (717) 237-4036

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the Registration Statement becomes effective.
                               ________________
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                             CALCULATION OF REGISTRATION FEE
============================================================================================================================
                                                             PROPOSED             PROPOSED
                                       AMOUNT                MAXIMUM              MAXIMUM
      TITLE OF EACH CLASS OF           TO BE              OFFERING PRICE          AGGREGATE            AMOUNT OF
    SECURITIES TO BE REGISTERED      REGISTERED (1)        PER UNIT (2)       OFFERING PRICE (2)    REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------------
Senior Notes.................        $35,000,000               100%              $35,000,000             $12,069
============================================================================================================================

(1) Or, if any Senior Notes are issued at original issue discount, such greater amount as shall result in aggregate proceeds to the Registrant of $35,000,000.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933, as amended.

                               ________________
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                 SUBJECT TO COMPLETION - DATED JANUARY 9, 1996


                                  $35,000,000


                         SUSQUEHANNA BANCSHARES, INC.


                          ____% SENIOR NOTES DUE ____

                               ________________

     Susquehanna Bancshares, Inc. ("Susquehanna" or the "Company") is offering $35,000,000 aggregate principal amount of its ____% Senior Notes Due ____ (the "Senior Notes"). Interest on the Senior Notes is payable semiannually on __________ and __________ of each year commencing __________, 1996. The Senior
Notes will be available for purchase in denominations of $1,000 or any integral multiple thereof. The Senior Notes are not redeemable prior to maturity and no sinking fund is provided for the Senior Notes. See "DESCRIPTION OF SENIOR NOTES."


     The Senior Notes will be represented by one or more Global Notes registered in the name of a nominee of The Depository Trust Company, as depository (the "Depository"). Beneficial interests in the Global Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depository and its participants. Except as described under "DESCRIPTION OF SENIOR NOTES--Global Notes," Senior Notes in definitive form will not be issued and owners of beneficial interests in the Global Notes will not be considered holders of the Senior Notes. Settlement will be made in immediately available funds. The Senior Notes will trade in the Depository's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Senior Notes will therefore settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. See "DESCRIPTION OF SENIOR NOTES--Same-Day Settlement and Payment."

                               ________________

THE SENIOR NOTES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT
            INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.


THE SENIOR NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
        THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

=================================================================================================
                                                Price to       Underwriting        Proceeds to
                                                Public(1)      Discount(2)        Company(1)(3)
-------------------------------------------------------------------------------------------------
Per Senior Note............................             %                %                  %
-------------------------------------------------------------------------------------------------
Total......................................     $              $                  $
=================================================================================================

(1)  Plus accrued interest, if any, from       , 1996.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3)  Before deducting expenses payable by the Company estimated to be $138,000.

                               ________________

     The Senior Notes are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The several Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that the Senior Notes will be delivered in book-entry form only through the facilities of the Depository on or about _____________, 1996.


                               ________________

OPPENHEIMER & CO., INC.                                  LEGG MASON WOOD WALKER
                                                              Incorporated

            The date of this Prospectus is _________________, 1996.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SENIOR NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.


                             AVAILABLE INFORMATION


     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, accordingly, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed with the Commission are available for inspection and copying at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, New York, New York 10048. Copies of such documents may also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is authorized for quotation on the National Association of Securities Dealers Automated Quotation System ("Nasdaq") National Market. Such materials and other information concerning the Company, therefore, can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C.

     The Company has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), a Registration Statement on Form S-3 (including all amendments and exhibits thereto, the "Registration Statement") with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement, including any amendments and exhibits thereto, is available for inspection and copying as set forth above. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                    INCORPORATION OF DOCUMENTS BY REFERENCE


     Certain documents previously filed by the Company with the Commission pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus as follows:

     (1)  the Annual Report on Form 10-K for the year ended December 31, 1994;

     (2) the Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995;

     (3) the Current Report on Form 8-K dated March 31, 1995, as amended by Form 8-K/A-1 dated May 26, 1995, which Report contains audited consolidated financial information for Atlanfed Bancorp, Inc. as of March 31, 1995 and 1994 and for the years ended March 31, 1995, 1994 and 1993;

     (4) the Current Report on Form 8-K dated April 21, 1995, as amended by Form 8-K/A-1 dated May 24, 1995, which Report contains audited consolidated financial information for Reisterstown Holdings, Inc. as of March 31, 1995 and September 30, 1994, and for the six months ended March 31, 1995 and for the years ended September 30, 1994 and 1993;

     (5) the Current Report on Form 8-K dated November 20, 1995, which Report contains audited consolidated financial information of the Company as of December 31, 1994 and 1993 and for the years ended December 31, 1994, 1993 and 1992, which information has been restated to reflect the acquisition of Atlanfed Bancorp, Inc., accounted for as a pooling of interests; and

     (6) the Current Report on Form 8-K dated November 21, 1995, which Report contains audited consolidated financial information of Fairfax Financial Corporation as of September 30, 1995 and 1994 and for the years ended September 30, 1995, 1994 and 1993.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering contemplated hereby shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing thereof. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. All information appearing in this Prospectus should be read in conjunction with, and is qualified in its entirety by, the information and financial statements (including notes thereto) appearing in the documents incorporated herein by reference, except to the extent set forth in the immediately preceding statement.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above (not including exhibits thereto, unless such exhibits are specifically incorporated by reference therein). Such requests should be directed to the Secretary, Susquehanna Bancshares, Inc., 26 North Cedar Street, Lititz, Pennsylvania 17543, telephone number (717) 626-4721.

     All information contained in this Prospectus is qualified in its entirety by reference to the more detailed financial information and financial statements, including notes thereto, appearing elsewhere in this Prospectus or incorporated by reference herein.


                         SUSQUEHANNA BANCSHARES, INC.

GENERAL

     Susquehanna Bancshares, Inc. ("Susquehanna" or the "Company") is a bank holding company headquartered in Lititz, Pennsylvania. The Company operates as a super-community bank holding company with six banks, two thrifts and two non-bank subsidiaries. These subsidiaries provide banking and banking-related services from 99 branches in central and south central Pennsylvania and west and central Maryland. Based on total assets at June 30, 1995, Susquehanna is the ninth largest bank holding company headquartered in Pennsylvania. The Company's two non-bank subsidiaries provide leasing and insurance services. As of September 30, 1995, Susquehanna had assets of $2.5 billion, net loans of $1.7 billion, deposits of $2.1 billion and shareholders' equity of $234 million.

     The following table lists, as of September 30, 1995, each bank and thrift subsidiary, the location of its principal office, its number of branches, and (in millions of dollars) its total assets and deposits:

                                             Location of            Number of   Total      Total
                                             Principal Office       Branches    Assets     Deposits
                                             ----------------       --------    ------     --------
Farmers First Bank (1).....................  Lititz, PA                32        $777          $650
Farmers & Merchants Bank and Trust (1).....  Hagerstown, MD            27         486           425
First National Trust Bank (2)..............  Sunbury, PA               10         255           222
Williamsport National Bank (2).............  Williamsport, PA          10         225           194
Citizens National Bank of Southern PA (2)..  Greencastle, PA            6         167           147
Spring Grove National Bank (2).............  Spring Grove, PA           3          63            55
Reisterstown Federal Savings Bank (3)......  Reisterstown, MD           2         262           220
Atlantic Federal Savings Bank (3)..........  Baltimore, MD              9         250           175

----------------------------
   (1)  State chartered bank.
   (2)  Nationally chartered bank.
   (3)  Federally chartered stock savings bank.

     As a "super-community" bank holding company, the Company's strategy has been to manage its banking subsidiaries on a decentralized basis, allowing each subsidiary operating in different markets to retain its name and board of directors as well as substantial autonomy in its day to day operations. The Company feels such a strategy permits each subsidiary greater flexibility to better serve its markets and be responsive to local customer needs. Susquehanna continues, however, to implement consolidations in selected businesses, operations and support functions in order to achieve greater economies of scale and cost savings. The Company has commenced a full consolidation of back office data processing operations of its six bank subsidiaries which is expected to be completed by mid-1996. The Company further anticipates integrating its trust and mortgage banking operations. Susquehanna also provides its banking subsidiaries guidance in the areas of credit policy and administration, strategic planning, investment portfolio management and other financial and administrative services.

     Susquehanna was incorporated in Pennsylvania in 1982. Its executive offices are located at 26 North Cedar Street, Lititz, Pennsylvania 17543, and its telephone number is (717) 626-4721.

MARKET AREAS

     Susquehanna's market is increasingly geographically and economically diversified with access to both rural markets and the more affluent markets of Lancaster, York, Sunbury, Williamsport and Baltimore.

     Susquehanna's Pennsylvania franchise is centered in Lancaster County and also includes Lycoming, Franklin, Snyder, Northumberland, Columbia and York Counties. The Company's market area, near the Pennsylvania state capital of Harrisburg, has a diverse economic base which includes farming and farm-related industry, light and heavy manufacturing, government activities, tourism, educational facilities and natural resources.

     In Pennsylvania, Susquehanna operates 61 branches (including three branches located in supermarkets) and 44 ATMs connected to the MAC network. As of June 30, 1994, the latest date for which information is available, all but one of the Company's Pennsylvania-based bank subsidiaries had deposit market shares of between 10% and 21% in their respective principal market areas.

     The Company's Maryland franchise includes Baltimore County, Baltimore City, Carroll County, Harford County, Cecil County and Anne Arundel County in central Maryland, and Allegany and Washington Counties in western Maryland. Susquehanna's market in Allegany and Washington Counties is economically similar to the Company's Pennsylvania market. As of June 30, 1994, the latest date for which information is available, the Company's Maryland-based bank subsidiary had a deposit market share in excess of 20% in this market area. As part of its strategy to reinforce and expand its Maryland franchise, in the first half of 1995 Susquehanna completed the acquisition of two Maryland thrift holding companies, Reisterstown Holdings, Inc. ("Reisterstown") and Atlanfed Bancorp, Inc. ("Atlanfed"), totalling $512 million in assets. The acquisition of a third thrift holding company, Fairfax Financial Corporation ("Fairfax"), totalling $476 million in assets at September 30, 1995, is expected to close during the first quarter of 1996 and will add Wicomico and Worcester Counties to Susquehanna's Maryland franchise. These Maryland thrift acquisitions have expanded Susquehanna's market into the more urban Baltimore banking market, providing the Company with attractive commercial and consumer lending, trust service and mortgage banking growth opportunities.

     Including the Fairfax acquisition, in Maryland the Company operates 47 branches and 27 ATMs connected to the MAC and MOST networks. Given the market overlap of the three Maryland thrifts, upon completion of the Fairfax acquisition, it is management's intention to consolidate the thrifts into a single Maryland thrift subsidiary.

BUSINESS

     Susquehanna provides a wide range of retail and commercial banking services. Susquehanna's strategy for its retail banking businesses is to expand its deposit and other product market share through a high level of customer service, new product offerings, application of new technologies and delivery systems, and selective acquisitions. The Company operates an extensive branch network and has a strong market presence in its primary markets in Pennsylvania and Maryland. As a result of the development of broad banking relations with its customers, the Company's lending and investing activities are funded almost entirely by core deposits.

     The Company's retail banking services include checking and savings accounts, money market accounts, certificates of deposits, individual retirement accounts, Christmas clubs, mutual funds, annuities, home equity lines of credit, residential mortgage loans, home improvement loans, student loans, automobile loans and personal loans. In general, the maximum unsecured consumer loan the Company will extend is $15,000. Including home equity loans, consumer loans accounted for 19% and residential mortgage loans accounted for 39% of the Company's portfolio at September 30, 1995.

     Prior to year-end 1995, Susquehanna plans to introduce six automatic lending machines ("ALM"), three in its Maryland franchise and three in its Pennsylvania franchise. ALMs represent a relatively new development in bank services delivery systems and will afford consumers the convenience of 24 hour credit up to a maximum loan amount of $5,000.

     The Company is also initiating a credit card offering. Using experience and resources developed in a pilot program operated through one of its Pennsylvania bank subsidiaries, the credit card program has now been expanded to include similar offerings through other Susquehanna subsidiaries. The program targets existing customers and selected prospects in Susquehanna's market areas. Susquehanna expects to begin offering a debit card some time in 1996.

     Through employees of Invest Financial Corporation based in Company offices, Susquehanna offers its customers mutual funds and other financial products.

     In 1994, Susquehanna established a Marketing Customer Information File ("MCIF") system to provide instant access to customer and market data. Management can quickly manipulate and analyze data to update ongoing strategic planning processes. Examples of MCIF applications include measurement of product usage by branch, profitability by product, and product customer usage and market penetration. The MCIF has significantly improved the Company's speed, efficiency and cost-effectiveness in cross-selling its retail products.

     Through its subsidiary, Susque-Bancshares Life Insurance Co., the Company additionally offers certain credit related insurance products.

     The acquisition of the Maryland thrifts substantially enhances Susquehanna's mortgage origination and mortgage banking capabilities. The consolidation of the resources that are available throughout its system, planned for 1996, will facilitate an expansion of Susquehanna's mortgage banking operations in its Maryland and Pennsylvania markets.

     The Company's subsidiary banks and thrifts focus their commercial lending efforts on small and mid-size companies. Virtually all commercial loans are secured by tangible assets.

     Susquehanna's commercial lending operations include commercial, financial and agricultural lending (11% of the total loan portfolio at September 30, 1995), real estate construction lending (10%), and commercial mortgage lending (20%). Loans originated by each subsidiary are subject to central review and uniform Company credit standards. Nearly all of the Company's loans are concentrated in the markets served by its subsidiary banks and thrifts.

COMPLETED AND PENDING ACQUISITIONS

     Since 1982, Susquehanna has made 16 acquisitions totalling $1 billion in assets, including the 1995 acquisitions in Maryland of Reisterstown and Atlanfed totalling $512 million in assets. See "UNAUDITED SELECTED PRO FORMA FINANCIAL DATA" and "UNAUDITED PRO FORMA FINANCIAL STATEMENTS." The Company continues to selectively pursue the acquisition of strategically located branch offices and whole institutions offering product expansion and/or geographic expansion into nearby markets. The Company believes that attractive acquisition opportunities could exist in central Pennsylvania, Maryland, Delaware, Virginia and West Virginia.

     The acquisition of Fairfax is anticipated to close during the first quarter of 1996. Fairfax is the holding company for Fairfax Savings, FSB ("Fairfax Savings"), a federally chartered stock savings bank which, as of September 30, 1995, had assets of $476 million and operated nine banking offices located in metropolitan Baltimore and Carroll, Wicomico and Worcester Counties in Maryland. Susquehanna currently anticipates that the purchase price for the Fairfax acquisition will be approximately $63 million in cash (subject to a closing book value adjustment) (the "Fairfax Merger").

   Consummation of the Fairfax Merger is subject to the approval of the Board of Governors of the Federal Reserve System ("Federal Reserve Board") and the Director of the Office of Thrift Supervision ("OTS"). All required approvals have been received. The Fairfax Merger is also subject to satisfaction of various other conditions specified in the acquisition agreement. All shareholder approvals required for the consummation of the Fairfax Merger have been obtained.

     Management of Susquehanna believes that the Fairfax Merger will be consummated during the first quarter of 1996. There is no assurance, however, that the Fairfax Merger will be consummated, or that it will not extend beyond such time period or be consummated on terms different than those described herein. The merger agreement relating to the Fairfax Merger may be terminated after March 31, 1996, unless the respective parties agree to extend the time period by which the closing of such transaction must occur.

FINANCING ACTIVITIES

     In December 1995, Susquehanna completed a public offering of 1,495,000 additional shares of Common Stock (the "Common Stock Offering"). The net proceeds of the Common Stock Offering (approximately $37.6 million) will be used to fund a portion of the estimated $63 million cash consideration required to consummate the Fairfax Merger. Susquehanna intends to use the proceeds of the Senior Notes offered hereby to fund the remaining portion of the cash consideration required to consummate the Fairfax Merger and for general corporate purposes. See "USE OF PROCEEDS." The offering of the Senior Notes contemplated hereby and the Common Stock Offering are both reflected in the pro forma financial information contained in this Prospectus. See "UNAUDITED PRO FORMA FINANCIAL STATEMENTS."


                                USE OF PROCEEDS

     The Company intends to use the net proceeds from the sale of the Senior Notes to fund a portion of the cash consideration for the Fairfax Merger and for general corporate purposes. The issuance of the Senior Notes is not conditioned on the closing of the Fairfax Merger. In the event that the Fairfax Merger is not consummated, all of the net proceeds will be used for general corporate purposes, which may include funding possible future acquisitions and increasing investments in the Company's banking subsidiaries.

                                CAPITALIZATION

     The following table sets forth the consolidated capitalization of Susquehanna, as of September 30, 1995, (i) on a historical basis as reported,
(ii) as adjusted on a pro forma basis to reflect the Common Stock Offering and the offering of the Senior Notes contemplated hereby and (iii) as further adjusted on a pro forma basis to reflect the use of the net proceeds from such offerings to fund the cash consideration for the Fairfax Merger. The pro forma capitalization is based on, and is subject to, the assumptions set forth in the notes to the Unaudited Pro Forma Financial Statements appearing elsewhere in this Prospectus. The information presented should be read in conjunction with such pro forma financial statements and the notes thereto.

                                                                   September 30, 1995
                                                     ----------------------------------------------

                                                                        As Adjusted        Pro Forma for
                                                     As Reported     for the Offerings     Fairfax Merger
                                                     -----------     -----------------     --------------
                                                       (In thousands, except ratios and share data)

Long Term Debt:
  Debt of parent...................................    $ 50,000           $ 50,000            $ 50,000
  Debt of subsidiaries.............................      41,979             41,979              54,179
  Senior Note offering.............................         ---             35,000              35,000
                                                       --------           --------            --------
    Total Long Term Debt...........................      91,979            126,979             139,179
Shareholders' Equity:
  Common stock: $2.00 par value; 32,000,000
    shares authorized; 11,682,880, 13,177,880 and
    13,177,880 shares issued; 11,640,549,
    13,135,549 and 13,135,549 shares
    outstanding....................................      23,366             26,356              26,356
  Surplus..........................................      43,014             77,612              77,612
  Retained earnings................................     168,436            168,436             168,436
  Unrealized gains and losses for available-for-
    sale securities, net of tax effects............        (287)              (287)               (280)
  Less: Treasury stock (42,331 shares at cost).....         323                323                 323
                                                       --------           --------            --------
    Total shareholders' equity.....................     234,206            271,794             271,801
                                                       --------           --------            --------
    Total capitalization...........................    $326,185           $398,773            $410,980
                                                       ========           ========            ========

Capital Ratios:
  Tier 1 risk-based capital ratio..................       11.85%             13.82%              10.91%
  Total risk-based capital ratio...................       15.87              17.82               14.52
  Leverage ratio...................................        8.57              10.08                7.85

                            SELECTED FINANCIAL DATA

     The following tables set forth certain selected consolidated historical financial information for Susquehanna which has been derived from and should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements of Susquehanna, including the notes thereto, incorporated by reference in this Prospectus. Interim unaudited data for the nine month periods ended September 30, 1995 and 1994 reflect, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such data. Results for the periods ended September 30, 1995 and 1994 are not necessarily indicative of results which may be expected for any other period or for the fiscal year as a whole.

                    BALANCE SHEET AND INCOME STATEMENT DATA

                                  Nine Months Ended
                                    September 30,                                   Year Ended December 31,
                                -------------------------    ----------------------------------------------------------------------
                                 1995(1)        1994(2)        1994(2)        1993(2)        1992(2)        1991(2)       1990(2)
                                 ------         ------         -------        -------        -------        -------       -------
                                       (Unaudited)
                                                           (In thousands except per share data)
BALANCE SHEET DATA:
Average assets................  $2,399,570     $2,089,519     $2,123,294     $1,965,863     $1,920,166     $1,859,874     $1,787,212

Average loans and leases,
 net of unearned income.......   1,614,875      1,360,363      1,382,111      1,287,078      1,275,431      1,277,676      1,242,327

Average investment
 securities...................     588,276        554,382        565,395        491,210        469,019        407,444        359,513

Average deposits..............   1,992,814      1,762,360      1,785,782      1,669,427      1,631,472      1,574,316      1,513,274

Average shareholders'
 equity.......................     224,771        217,027        217,206        202,383        186,629        173,712        162,625

INCOME STATEMENT DATA:
Net interest income...........  $   78,570     $   69,004     $   94,145     $   87,027     $   83,761     $   77,898     $   73,049

Provision for loan and lease
 losses.......................       3,711          2,989          3,987          5,130          4,721          4,869          5,021

Net interest income after
 provision for loan and
 lease losses.................      74,859         66,015         90,158         81,897         79,040         73,029         68,028

Other income..................      11,742         11,894         15,098         15,816         15,284         13,262         10,244

Other expense.................      59,549         53,402         72,710         66,004         63,611         58,489         54,435

Income before income taxes,
 extraordinary item and
 cumulative effect of a
 change in accounting
 principle....................      27,052         24,507         32,546         31,709         30,713         27,802         23,837

Provision for income
 taxes........................       8,184          7,374          9,718          9,527          8,541          6,515          4,995

Income before extraordinary
 item and cumulative effect
 of a change in accounting
 principle....................      18,868         17,133         22,828         22,182         22,172         21,287         18,842

Extraordinary item............         ---           (732)          (732)           ---            ---            ---            ---

Cumulative effect of a
 change in accounting
 principle....................         ---            ---            ---          1,023            ---            ---            ---

Net income....................      18,868         16,401         22,096         23,205         22,172         21,287         18,842


_________________
(1) Data for the nine months ended September 30, 1995 reflect the acquisition of Reisterstown on April 21, 1995, accounted for as a purchase and the acquisition of Atlanfed on April 1, 1995, accounted for as a pooling of interests.
(2) Data for the nine months ended September 30, 1994 and for the years ended December 31, 1994, 1993, 1992, 1991 and 1990 have been restated to reflect the acquisition of Atlanfed, accounted for as a pooling of interests.

                                                     FINANCIAL RATIOS

                                    At or for the Nine
                                     Months Ended
                                     September 30,                At or for the Year Ended December 31,
                                 ------------------------  ------------------------------------------------------
                                   1995(1)      1994(2)     1994(2)    1993(2)    1992(2)    1991(2)   1990(2)
                                   -------      -------     -------    -------    -------    -------   -------
EARNINGS PERFORMANCE
  RATIOS: (3)
Return on average total
  assets before extraordinary
  item and cumulative
  effect of a change in
  accounting principle.........      1.05%        1.10%      1.08%      1.13%      1.15%      1.14%     1.05%
Return on average common
  shareholders' equity before
  extraordinary item and
  cumulative effect of a
  change in accounting
  principle....................     11.22        10.55      10.51      10.96      11.88      12.25     11.59
Net interest margin............      4.90         4.90       4.90       4.90       4.90       4.80      4.70
ASSET QUALITY RATIOS: (3)
Allowance for loan and
  lease losses to total loans
  and leases...................      1.65%        1.61%      1.63%      1.66%      1.41%      1.28%     1.16%
Allowance for loan and
  lease losses to
  nonperforming loans and
  leases.......................     84.75        90.86      98.71     119.96     113.76     101.49     92.65
Net loans and leases
  charged off to average
  loans and leases.............       .24          .16        .13        .15        .25        .25       .37
Nonperforming assets to
  total loans and leases and
  other real estate owned......      2.30         2.31       2.00       2.05       2.06       1.91      1.88
Nonperforming loans and
  leases to net loans and
  leases.......................      1.95         1.77       1.65       1.38       1.24       1.26      1.26
CAPITAL RATIOS:
Average shareholders'
  equity to average total
  assets.......................      9.37%       10.39%     10.23%     10.29%      9.72%      9.34%     9.10%
Tier 1 risk-based capital
  ratio........................     11.85        13.55      14.20      15.23      13.88      13.02     12.12
Total risk-based capital
  ratio........................     15.87        14.80      15.45      16.48      15.13      14.21     13.21
Leverage ratio.................      8.57         9.34       9.89      10.32       9.49       9.51      8.95
RATIOS OF EARNINGS TO FIXED
  CHARGES:(4)
Excluding interest on
  deposits.....................      4.21x        7.17x      6.66x      7.75x      6.63x      5.22x     4.16x
Including interest on
  deposits.....................      1.44x        1.60x      1.57x      1.56x      1.44x      1.30x     1.24x

_______________
(1) Data for the nine months ended September 30, 1995 reflect the acquisition of Reisterstown on April 21, 1995, accounted for as a purchase and the acquisition of Atlanfed on April 1, 1995, accounted for as a pooling of interests.
(2) Data for the nine months ended September 30, 1994 and for the years ended December 31, 1994, 1993, 1992, 1991 and 1990 have been restated to reflect the acquisition of Atlanfed, accounted for as a pooling of interests.
(3) Annualized where applicable.
(4) For purposes of computing these ratios, earnings represent income before income taxes, extraordinary item and cumulative effect of a change in accounting principle plus fixed charges. Fixed charges, excluding interest on deposits, include interest (other than on deposits), whether expensed or capitalized, and that portion of rental expense (generally one third) deemed representative of the interest factor. Fixed charges, including interest on deposits, include all interest, whether expensed or capitalized, and that portion of rental expense (generally one third) deemed representative of the interest factor.

                  UNAUDITED SELECTED PRO FORMA FINANCIAL DATA

     The following tables set forth unaudited selected pro forma data for Susquehanna which gives effect to the Atlanfed acquisition, accounted for as a pooling of interests, each of the Fairfax Merger (together with the Senior Note offering contemplated hereby and the Common Stock Offering) and the Reisterstown acquisition, accounted for as purchases, all as if they had been consummated as of January 1, 1994. The selected pro forma data is not necessarily indicative of the results that would have been achieved had such transactions been consummated on such dates and should not be construed as representative of future operations. This presentation is subject to the assumptions set forth in the notes to the Unaudited Pro Forma Financial Statements appearing elsewhere in this Prospectus. The information presented should be read in conjunction with such pro forma financial statements, and the notes thereto, and the historical consolidated financial statements, including the notes thereto, of Susquehanna, Atlanfed, Fairfax and Reisterstown incorporated by reference in this Prospectus.

                                                                   At or for the
                                                                   Nine Months            At or for the
                                                                      Ended                Year Ended
                                                                  September 30,            December 31,
                                                                       1995                    1994
                                                                  ---------------         --------------
                                                                    (In thousands, except per share
                                                                           data and ratios)
BALANCE SHEET DATA:
Average assets..................................................      $2,977,761              $2,813,719
Average loans and leases, net of unearned income................       2,099,105               1,921,820
Average investment securities...................................         626,126                 635,513
Average deposits................................................       2,442,068               2,336,176
Average shareholders' equity....................................         262,366                 254,801
INCOME STATEMENT DATA:
Net interest income.............................................      $   92,120              $  114,887
Provision for loan and lease losses.............................           3,756                   4,003
Other income....................................................          14,514                  25,995
Other expense...................................................          71,657                  91,584
Income before income taxes......................................          31,221                  45,295
Net income from operations......................................          20,954                  29,370
EARNINGS PERFORMANCE RATIOS: (1)
Return on average total assets..................................            0.94%                   1.04%
Return on average common shareholders' equity...................           10.68                   11.53
Net interest margin.............................................            4.58                    4.54
ASSET QUALITY RATIOS: (1)
Allowance for loan and lease losses to total loans and leases...            1.51%                   1.52%
Allowance for loan and lease losses to nonperforming loans and
  leases........................................................           86.77                  112.86
Net loans and leases charged off to average loans and leases....            0.19                    0.11
Nonperforming assets to total loans and leases and other real
  estate owned..................................................            2.15                    1.82
Nonperforming loans and leases to net loans and leases..........            1.74                    1.35
RATIOS OF EARNINGS TO FIXED CHARGES: (2)
Excluding interest on deposits..................................            3.67x                   4.85x
Including interest on deposits..................................            1.39x                   1.52x

_______________________
(1) Annualized where applicable.
(2) For purposes of computing these ratios, earnings represent income before income taxes plus fixed charges. Fixed charges, excluding interest on deposits, include interest (other than on deposits), whether expensed or capitalized, and that portion of rental expense (generally one third) deemed representative of the interest factor. Fixed charges, including interest on deposits, include all interest, whether expensed or capitalized, and that portion of rental expense (generally one third) deemed representative of the interest factor.

                              FINANCIAL OVERVIEW

     The following should be read in conjunction with Susquehanna's Consolidated Financial Statements for the year ended December 31, 1994, and for the nine months ended September 30, 1995, including the related Management's Discussion and Analysis of Financial Condition and Results of Operations included in Susquehanna's Current Report on Form 8-K dated November 20, 1995, and Quarterly Report on Form 10-Q for the quarter ended September 30, 1995, respectively, which are incorporated herein by reference. See "INCORPORATION OF DOCUMENTS BY REFERENCE."


EARNINGS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 VS 1994

     Net income for the nine months ending September 30, 1995 was $18.9 million compared to $16.4 million for the nine months ending September 30, 1994 or a 15% increase. Net income before extraordinary item for the nine months ending September 30, 1994 was $17.1 million compared with $18.9 million in 1995 or an increase of $1.7 million or 10%. Earnings per share for the first nine months before and after extraordinary item increased from $1.47 and $1.41 per share, respectively, in 1994 to $1.62 per share for both before and after extraordinary item in 1995. The increase in net income before extraordinary item for the nine months is due primarily to an increase in net interest income of $9.6 million offset by increases in operating expenses, loan loss provision and income taxes of $6.1 million, $0.7 million and $0.8 million, respectively.

     For the nine months ended September 30, 1995, return on average assets was 1.05% which did not change from the comparable period in 1994, while return on average equity was 11.22% for the first nine months of 1995 compared to 10.10% for 1994. Book value per share increased to $20.12 per share at September 30, 1995 from $18.66 per share at December 31, 1994 and from $18.65 per share at September 30, 1994.

NET INTEREST INCOME

     Susquehanna's major source of operating revenue is net interest income which increased $9.6 million, 14%, over the comparable nine month period of 1994. The net interest margin, on a tax equivalent basis, for the nine month periods ended September 30, 1995 and 1994 was 4.9%. Average yields on earning assets were 8.4% for the nine month period ending September 30, 1995 compared to 7.7% in the comparable period of 1994. Average funding costs increased to 4.3% for the nine months ended September 30, 1995 from 3.3% in the comparable period in 1994. Therefore, the increase in net interest income was due to the growth in earning assets primarily resulting from the acquisition of the Allegany branch offices in July 1994 and Reisterstown in April 1995 and the $50 million subordinated debt offering in February 1995.

     An additional positive influence on the ability of Susquehanna to maintain a net interest margin at or near 5.0% has been the increase in non-interest-bearing demand deposits and earnings retention. While Susquehanna's interest margin has generally remained at or near the 5.0% level, variances do occur as an exact repricing match of assets and liabilities is not possible. See "-- Interest Rate Sensitivity."

PROVISION AND ALLOWANCE FOR LOSSES ON LOANS AND LEASES

     The following table summarizes the Company's provision and allowance for loan and lease losses for the nine month periods ended September 30, 1995 and 1994:

                                                                       Nine Months Ended
                                                                         September 30,
                                                                    ------------------------
                                                                      1995            1994
                                                                    --------        --------
                                                                     (Dollars in thousands)

Balance-Beginning of period...............................             $23,845        $21,717
  Allowance acquired in business combination..............               3,323             __
  Change in fiscal year...................................                  (8)            __
  Additions charged to operating expenses.................               3,711          2,989
                                                                        ------         ------
                                                                        30,871         24,706
                                                                        ------         ------
  Charge-offs.............................................              (3,694)        (2,387)
  Recoveries..............................................                 771            795
                                                                        ------         ------
    Net charge-offs.......................................              (2,923)        (1,592)
                                                                        ------         ------
Balance - Period end......................................             $27,948        $23,114
                                                                        ======         ======

Net charge-offs as a percent of average loans and leases
  (annualized)............................................                0.24%          0.16%
Allowance as a percent of period-end loans and leases.....                1.65%          1.61%

Average loans and leases..................................          $1,614,875     $1,360,363
Period-end loans and leases...............................           1,692,790      1,435,731


     As indicated by the table, the provision for losses on loans and leases for the nine months ended September 30, 1995 was $3.7 million compared to $3.0 million for the nine months ended September 30, 1994. This increase resulted primarily from the rapid deterioration of one borrower. Susquehanna performs quarterly reviews of the adequacy of the allowance for loan and lease losses to determine the appropriate provision to be charged in that period.


NON-INTEREST INCOME

     Non-interest income, recorded as other income, consists of service charges on deposit accounts, commissions, fees received for travelers' check sales and money orders, fees for trust services, premium income generated from reinsurance activities, gains and losses on securities transactions, net gains on sales of mortgages, net gains on sales of other real estate owned and other miscellaneous income, such as safe deposit box rents. Other income as a percentage of net interest income and other income was 13% and 15% for the nine months ended September 30, 1995 and 1994, respectively.

     Non-interest income for the first nine months decreased from $11.9 million in 1994 to $11.7 million in 1995 primarily due to net investment security gains of $1.0 million in 1994 offset by the $0.6 million gain on sale of student loans in September 1995.

NON-INTEREST EXPENSE

     Non-interest expenses are categorized into five main groupings: employee-related expenses, which include salaries, fringe benefits, and employment taxes; occupancy expenses, which include depreciation, rents, maintenance, utilities, and insurance; equipment expenses, which include depreciation, rents and maintenance; FDIC insurance premiums on deposits; and other expenses incurred in operating Susquehanna's business.

     Non-interest expenses for the first nine months increased $6.1 million from $53.4 million in 1994 to $59.5 million in 1995. This increase was primarily due to salaries and employee benefits, an increase of $4.3 million and other operating expenses, an increase of $2.0 million offset by a decline in FDIC insurance premiums of $0.5 million. These increases and the decline were significantly affected by the purchases of Reisterstown in April 1995 and the Allegany branch offices in July 1994 and by the Bank Insurance Fund refund of $1.0 million in September 1995. See "REGULATORY MATTERS--Federal Deposit Insurance Corporation Improvement Act of 1991" and "--Proposed Legislation Regarding SAIF Assessments."

LOAN PORTFOLIO

     Loans and leases, net of unearned income, at September 30, 1995 and December 31, 1994 were as follows:

                                            September 30, 1995         December 31, 1994
                                           --------------------       ------------------
                                                          (Dollars in thousands)
                                            Balance    Percent    Balance       Percent
                                           ----------  --------  ----------  -----------
Commercial, financial, and agricultural..  $  192,502       11%  $  186,013          13%
Real estate - construction...............     175,682       10       84,886           6
Residential mortgage.....................     655,252       39      557,969          38
Commercial mortgage......................     330,883       20      294,673          20
Home equity..............................     104,039        6      102,715           7
Consumer.................................     216,250       13      223,963          15
Leases...................................      18,182        1       15,967           1
                                           ----------      ---   ----------         ---
     Total loans and leases..............  $1,692,790      100%  $1,466,186         100%
                                           ==========      ===   ==========         ===

     Loans at September 30, 1995 were $1.7 billion compared to $1.4 billion at September 30, 1994 and accounted for 67% of period-end assets in 1995 compared to 65% in 1994. Most of this growth is attributable to the Reisterstown acquisition in April 1995. Average loans represented 72% and 69% of average earning assets for the nine month periods in 1995 and 1994, respectively.


ASSET QUALITY


     The following table summarizes Susquehanna's risk assets at September 30, 1995, December 31, 1994 and September 30, 1994:

                                                   September 30,   December 31,   September 30,
                                                        1995           1994            1994
                                                   --------------  -------------  --------------
                                                              (Dollars in thousands)
Nonperforming assets:
  Nonaccrual loans and leases....................        $26,216        $17,215         $18,462
  Restructured accrual loans.....................          6,760          6,941           6,976
  Other real estate owned........................          6,022          5,341           7,838
                                                         -------        -------         -------
Total nonperforming assets                               $38,998        $29,497         $33,276
                                                         =======        =======         =======
As a percent of period-end loans and leases and
  other real estate owned........................           2.30%          2.00%           2.31%
Loans and leases contractually past due 90 days
  and still accruing.............................        $ 4,402        $14,450         $ 7,387

     Non-performing assets at September 30, 1995 were $39.0 million compared to $33.3 million at September 30, 1994. This increase was primarily due to one hotel loan with a principal balance of approximately $7 million that went on nonaccrual status in March 1995. This loan is now current for principal and interest and has been removed from nonaccrual status. Non-performing assets as a percentage of total loans and other real estate owned was 2.30% at September 30, 1995 compared to 2.31% at September 30, 1994. The allowance for loan losses as a percentage of non-performing loans was 85% at September 30, 1995 compared to 91% at September 30, 1994. Net charge-offs annualized as a percentage of average loans and leases equaled 0.24% at September 30, 1995 and 0.16% at September 30, 1994. Virtually all non-performing assets are secured by property having substantial value, principally in the form of real estate. Property included in the category of other real estate owned is carried at the lower of cost or fair value.


INVESTMENT SECURITIES


     The following table summarizes the Company's investment portfolio at September 30, 1995 and December 31, 1994:



                                         September 30, 1995               December 31, 1994
                                     --------------------------      --------------------------
                                     Amortized cost  Fair value      Amortized cost  Fair value
                                     --------------  ----------      --------------  ----------
                                                            (In thousands)
Available-for-sale:
  U.S. Treasury....................        $161,946    $162,134          $189,461      $184,494
  U.S. Government agencies.........          52,538      52,153            22,042        20,932
  Mortgage-backed..................         113,701     112,451            70,797        68,505
  Corporates.......................          73,225      73,451            89,629        84,989
  Equities.........................          16,748      17,536            14,443        15,125
                                           --------    --------          --------      --------
    Total available-for-sale.......         418,158     417,725           386,372       374,045
                                           --------    --------          --------      --------
Held-to-maturity:
  U.S. Treasury....................        $  9,962    $ 10,180          $ 10,948      $ 10,658
  U.S. Governmental agencies.......          19,973      20,105            28,506        27,166
  State & municipal................         106,270     107,543           120,582       118,677
  Mortgage-backed..................          19,526      19,694            44,913        42,310
  Corporates.......................          19,025      19,249            19,002        18,224
                                           --------    --------          --------      --------
    Total held-to-maturity.........         174,756     176,771           223,951       217,035
                                           --------    --------          --------      --------
      Total investment securities..        $592,914    $594,496          $610,323      $591,080
                                           ========    ========          ========      ========


     The investment security portfolio at September 30, 1995 totaled $593 million of which $418 million was classified as available-for-sale. The held-to-maturity portfolio was $175 million at September 30, 1995 with a fair value of $177 million. U.S. Treasury and U.S. government agency obligations accounted for 41% of the total investment security portfolio; state and municipal bonds, 18%; corporate bonds, 16%; and mortgage-backed securities, 22%. The tax equivalent yield for the nine months ended September 30, 1995 was 6.3% compared to 6.0% for the same period of 1994.


DEPOSITS


     The following table summarizes the Company's deposits at September 30, 1995, December 31, 1994 and September 30, 1994:


                              September 30,                  December 31,               September 30,
                                   1995                          1994                        1994
                           --------------------              -------------              --------------

                                             (Dollars in thousands)
                             Amount    Percent     Amount        Percent      Amount         Percent
                           ----------  -------   ----------      --------   ----------       --------
Demand...................  $  255,191       12%  $  261,045            14%  $  248,984             13%
Interest-bearing demand..     471,909       23      464,052            25      475,060             26
Savings..................     388,331       19      398,423            21      414,257             22
Time.....................     882,796       42      697,406            37      681,377             37
Time of $100 or more.....      89,814        4       45,404             3       39,961              2
                           ----------      ---   ----------           ---   ----------            ---
  Total deposits.........  $2,088,041      100%  $1,866,330           100%  $1,859,639            100%
                           ==========      ===   ==========           ===   ==========            ===

     Susquehanna's core deposit base is its primary funding source. Deposits are the primary funding source for earning assets. The deposit base increased over the past year primarily through the Reisterstown acquisition. Total deposits as of September 30, 1995 were $2.1 billion compared to $1.9 billion as of September 30, 1994. The deposit base consists primarily of in-market deposits and there are no brokered deposits. Certificates of deposit of $100,000 or more represent 4.3% of the total deposits.


CAPITAL ADEQUACY


     Susquehanna's total shareholders' equity at September 30, 1995 was $234 million compared to $217 million at September 30, 1994. To date, the growth of the equity account has been achieved through the retention of earnings. At September 30, 1995, the Tier 1 risk-based capital, the total risk-based capital and the leverage ratios were 11.85%; 15.87%; and 8.57%; respectively.


INTEREST RATE SENSITIVITY


     Susquehanna employs a variety of methods to monitor interest rate sensitivity and limit net interest income exposure. By dividing the assets and liabilities into three groups (fixed rate, floating rate, and those which reprice only at management's discretion) strategies are developed which are designed to minimize exposure to interest rate fluctuations. Management also utilizes gap analysis to evaluate rate sensitivity at a given point in time.


     An institution with more assets repricing than liabilities over a given time frame is considered asset sensitive, and one with more liabilities repricing than assets is considered liability sensitive. An asset sensitive institution will generally benefit from rising rates, and a liability sensitive institution will generally benefit from declining rates. While Susquehanna has had and will into the foreseeable future experience a negative gap position (liability sensitive), the impact of a rapid rise in interest rates, as occurred in 1994, did not have a significant effect on the net interest margin of Susquehanna, which has consistently remained at or near the 5.0% level.

                              REGULATORY MATTERS


     The Company is a bank holding company subject to supervision and regulation by the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). In general, the BHC Act and regulations promulgated by the Federal Reserve Board limit the business of bank holding companies to owning or controlling banks and engaging in such other activities as the Federal Reserve Board may determine to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. With certain exceptions, the BHC Act prohibits bank holding companies from acquiring direct or indirect ownership or control of more than 5% of any class of voting shares in any company, including any bank, without the prior approval of the Federal Reserve Board. Since consummation of the Atlanfed and Reisterstown acquisitions, the Company has also been subject to supervision and regulation by the Office of Thrift Supervision ("OTS") as a savings and loan holding company.


     Susquehanna's banking subsidiaries include four national banks, a Maryland state-chartered bank, a Pennsylvania state-chartered bank and two federally-chartered savings banks. These subsidiaries, therefore, are subject to regulation and supervision by various regulatory agencies, including the state banking authorities of Pennsylvania and Maryland, the Federal Reserve Board, the Comptroller of the Currency, the Federal Deposit Insurance Corporation (the "FDIC") and the OTS. Various consumer laws and regulations also affect the operations of the Company's subsidiaries.


LIMITS ON DIVIDENDS AND OTHER PAYMENTS


     Susquehanna's ability to pay dividends is largely dependent upon the receipt of dividends from its banking subsidiaries. Both federal and state laws impose restrictions on the ability of these banking subsidiaries to pay dividends. In addition to the specific restrictions discussed below, bank regulatory agencies, in general, also have the ability to prohibit proposed dividends by a bank or savings institution which would otherwise be permitted under applicable regulations if the regulatory body determines that such distribution would constitute an unsafe or unsound practice.


     The Federal Reserve Board and the FDIC have issued policy statements which provide that, as a general matter, insured banks and bank holding companies may pay dividends only out of current operating earnings.

     For national banks, the approval of the Comptroller of the Currency is required for the payment of dividends in any calendar year by a national bank subsidiary if the total of all dividends declared by such bank in a calendar year exceeds the current year's net income combined with the retained net income of the two preceding years. "Retained net income" means the net income of a specified period less any common or preferred stock dividends declared for that period. Moreover, no dividends may be paid by a national bank in excess of its undivided profits account.


     Dividends payable by a Pennsylvania state-chartered bank are restricted due to the requirement that such bank set aside to a surplus fund each year at least 10% of its net earnings until such surplus equals the amount of its capital. Furthermore, the payment of a dividend may not be made if it results in the reduction of the surplus available to the bank.


     For a Maryland state-chartered bank, dividends may be paid out of undivided profits or, with the approval of the Maryland Bank Commissioner, from surplus in excess of 100% of required capital stock. If, however, the surplus of a Maryland bank is less than 100% of its required capital stock, cash dividends may not be paid in excess of 90% of net earnings.


     Federal regulations impose restrictions on dividend payments by savings institutions, like Atlantic Federal Savings Bank and Reisterstown Federal Savings Bank, which converted from mutual to stock ownership and were federally insured at the time of the conversion. Upon conversion, these regulations require that a "liquidation account" be established by restricting a portion of net capital for the benefit of eligible savings account holders who maintain their savings accounts with the institution after conversion. In the event of complete liquidation (and only in such event), each savings account holder who continues to maintain a savings account will be entitled to receive a distribution from the liquidation account after payment to all creditors, but before any liquidation distribution with respect to capital stock. This account is proportionately reduced for any decreases in the eligible holder's savings accounts. Under federal regulations, Atlantic Federal Savings Bank and Reisterstown Federal Savings Bank may not declare or pay a cash dividend on common stock if the dividend would cause the institution's capital to be reduced below the amount required for the liquidation account or, as to all savings institutions, below the capital requirements imposed by the OTS under the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA"), and regulations promulgated thereunder.


     Savings institution holding companies are required to give the OTS 30 days' prior notice of any proposed declaration of dividends to the holding company.


     Under OTS regulations, a savings institution that, immediately prior to, and on a pro forma basis after giving effect to, a proposed dividend or other capital distribution, has total capital (as defined by OTS regulation) that is equal to or greater than the amount of its fully phased-in capital requirements (a "Tier 1 Institution") generally is permitted without OTS approval to make capital distributions during a calendar year in an aggregate amount equal to the greater of (i) up to 100% of its net income to date during the calendar year plus an amount that would reduce by one-half the amount by which its total capital exceeded its fully phased-in risk-based capital requirement at the beginning of the calendar year or (ii) up to 75% of its net income for the previous four quarters. A savings institution with total capital in excess of current minimum capital requirements but not in excess of the fully phased-in requirements (a "Tier 2 Institution") is permitted, depending on the institution's level of capital, to make capital distributions without OTS approval of up to 25%, 50% or 75% of its net income for the previous four quarters, less dividends already paid for such period, depending on the savings institution's level of risk-based capital. A savings institution that fails to meet current minimum capital requirements (a "Tier 3 Institution") is prohibited from making any capital distributions without the prior approval of the OTS. Tier 1 Institutions that have been notified by the OTS that they are in need of more than normal supervision will be treated as either a Tier 2 or Tier 3 Institution. As of September 30, 1995, each of Atlantic Federal Savings Bank, Reisterstown Federal Savings Bank and Fairfax Savings satisfied the requirements of a Tier 1 Institution.


     Savings institutions are further prohibited from making any capital distributions if after making the distribution, an institution would have: (i) a total risk-based capital ratio of less than 8.0%; (ii) a Tier 1 risk-based capital ratio of less than 4.0%; or (iii) a leverage ratio of less than 4.0%.


     In accordance with the above regulatory restrictions, each of Susquehanna's banking subsidiaries currently has the ability to pay dividends and at September 30, 1995, an aggregate of $23 million was available for the payment of dividends to Susquehanna without prior regulatory approval.


     There are also statutory limits on the transfer of funds to the Company and its nonbanking subsidiaries by its banking subsidiaries whether in the form of loans or other extensions of credit, investments or asset purchases. Such transfers by any banking subsidiary to the Company or to any such nonbanking subsidiary generally are limited in amount to 10% of such bank's capital and surplus, or 20% in the aggregate. Furthermore, such loans and extensions of credit are required to be collateralized in specified amounts.


HOLDING COMPANY STRUCTURE


     Under Federal Reserve Board policy, a bank holding company is expected to act as a source of financial strength to its subsidiary banks and to make capital injections into a troubled subsidiary bank, and the Federal Reserve Board may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank when required. A required capital injection may be called for at a time when the Company does not have the resources to provide it. Any capital loans by the Company to its subsidiary bank would be subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank.


     In addition, under FIRREA, depository institutions insured by the FDIC can be held liable for any losses incurred by, or reasonably anticipated to be incurred by, the FDIC after August 9, 1989 in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to a commonly controlled FDIC-insured depository institution in danger of default. "Default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a "default" is likely to occur in the absence of regulatory assistance. Accordingly, in the event that any insured subsidiary of the Company causes a loss to the FDIC, other insured subsidiaries of the Company could be required to compensate the FDIC by reimbursing it for the estimated amount of such loss.


     For a description of certain other requirements relating to capital distributions between depository institutions and bank holding companies and the potential obligation of a bank holding company to guarantee the capital restoration plans of any of its undercapitalized depository institution subsidiaries, see "--Federal Deposit Insurance Corporation Improvement Act of 1991."


CAPITAL REQUIREMENTS


     Bank holding companies are required to comply with risk-based capital guidelines established by the Federal Reserve Board. The guidelines, which were fully phased in at the end of 1992, establish a framework that is intended to make regulatory capital requirements more sensitive to differences in risk profiles among banking organizations and take off-balance sheet exposures into explicit account in assessing capital adequacy. The risk-based ratios are determined by allocating assets and specified off-balance sheet commitments into four risk-weight categories, with higher levels of capital being required for categories perceived as representing greater risk. Susquehanna's banking subsidiaries are subject to substantially similar capital requirements.


     Generally, under the applicable guidelines, a banking organization's capital is divided into two tiers. "Tier 1", or core capital, includes common equity, perpetual preferred stock (excluding auction rate issues) and minority interests in equity accounts of consolidated subsidiaries, less goodwill and other intangibles, subject to certain exceptions. "Tier 2", or supplementary capital, includes, among other things, limited-life preferred stock, hybrid capital instruments, mandatory convertible securities, qualifying subordinated debt, and the allowance for loan and lease losses, subject to certain limitations and less required deductions. "Total capital" is the sum of Tier 1 and Tier 2 capital. The Tier 1 component must comprise at least 50% of qualifying total capital.


     Banking organizations that are subject to the guidelines are required to maintain a ratio of Tier 1 capital to risk-weighted assets of at least 4% and a ratio of total capital to risk-weighted assets of at least 8%. The appropriate regulatory authority may set higher capital requirements when an organization's particular circumstances warrant.


     The Federal Reserve Board and the FDIC have also adopted leverage capital guidelines to which the Company and its banking subsidiaries are subject. The guidelines provide for a minimum leverage ratio (Tier 1 capital to adjusted total assets) of 3% for financial institutions that have the highest regulatory examination ratings and are not experiencing or anticipating significant growth. Financial institutions not meeting these criteria are required to maintain leverage ratios of at least one to two percentage points higher.


     On December 15, 1994, the federal banking agencies adopted amendments to their respective risk-based capital requirements that explicitly identify concentration of credit risk and certain risks arising from nontraditional activities and the management of such risks, as important factors to consider in assessing an institution's overall capital adequacy. The amendments do not, however, mandate any specific adjustments to the risk-based capital calculations as a result of such factors. On August 2, 1995, the federal banking agencies published amendments to their risk-based capital rules that include interest-rate risk as a qualitative factor to be considered in assessing capital adequacy. Concurrent with the publication of the amendments, the federal banking agencies proposed a system for measuring interest rate risk and announced their intention, after a trial period to evaluate the reliability and accuracy of the proposed system, to initiate a rulemaking process for the purpose of amending the risk-based capital rules to include an explicit capital charge for interest-rate risk that will be based upon the level of a bank's measured interest-rate risk exposure.


     On July 14, 1995, the federal banking regulators issued a proposal to amend their risk-based capital rules to incorporate a measure for market risk in foreign exchange and commodity activities and in the trading of debt and equity instruments. Under the proposal, banks with relatively large trading activities would calculate their capital charges for market risk using their own internal value-at-risk models (subject to parameters set by the regulators) or, alternatively, risk management techniques developed by the regulators. The effect of the proposed rules would be that, in addition to existing capital requirements for credit risk, certain institutions would be required to hold capital based on the measure of their market risk exposure. These institutions would be able to satisfy this additional requirement, in part, by issuing short-term subordinated debt that qualifies as Tier 3 capital. The proposed rule would go into effect at the end of 1997.


     Failure to meet applicable capital guidelines could subject a banking organization to a variety of enforcement actions, including limitations on its ability to pay dividends, the issuance by the applicable regulatory authority of a capital directive to increase capital and, in the case of depository institutions, the termination of deposit insurance by the FDIC, as well as to the measures described under "--Federal Deposit Insurance Corporation Improvement Act of 1991" below, as applicable to undercapitalized institutions.


     As of September 30, 1995 the Company's ratios of Tier 1 and total capital to risk-weighted assets were 11.85% and 15.87%, respectively, and its leverage ratio as of such date was 8.57%. As of September 30, 1995, each of the Company's banking subsidiaries had capital in excess of all such requirements.


FEDERAL DEPOSIT INSURANCE CORPORATION IMPROVEMENT ACT OF 1991


     In December, 1991, Congress enacted the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), which substantially revised the bank regulatory and funding provisions of the Federal Deposit Insurance Act and made significant revisions to several other federal banking statutes. FDICIA provides for, among other things, (i) a recapitalization of the Bank Insurance Fund of the FDIC (the "BIF") by increasing the FDIC's borrowing authority and providing for adjustments in its assessment rates; (ii) annual on-site examinations of federally-insured depository institutions by banking regulators;
(iii) publicly available annual financial condition and management reports for financial institutions, including audits by independent accountants; (iv) the establishment of uniform accounting standards by federal banking agencies; (v) the establishment of a "prompt corrective action" system of regulatory supervision and intervention, based on capitalization levels, with more scrutiny and restrictions placed on depository institutions with lower levels of capital;
(vi) additional grounds for the appointment of a conservator or receiver; (vii) a requirement that the FDIC use the least-cost method of resolving cases of troubled institutions in order to keep the costs to insurance funds at a minimum; (viii) more comprehensive regulation and examination of foreign banks;
(ix) consumer protection provisions including a Truth-in-Savings Act; (x) a requirement that the FDIC establish a risk-based deposit insurance assessment system; (xi) restrictions or prohibitions on accepting brokered deposits, except for institutions which significantly exceed minimum capital requirements; and
(xii) certain additional limits on deposit insurance coverage.


     A central feature of FDICIA is the requirement that the federal banking agencies take "prompt corrective action" with respect to depository institutions that do not meet minimum capital requirements. Pursuant to FDICIA, the federal bank regulatory authorities have adopted regulations setting forth a five-tiered system for measuring the capital adequacy of the depository institutions that they supervise. Under these regulations, a depository institution is classified in one of the following capital categories: "well capitalized,"

"adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." A depository institution is "well capitalized" if it has (i) a total risk-based capital ratio of 10% or greater,
 (ii) a Tier 1 risk-based capital ratio of 6% or greater, (iii) a leverage ratio of 5% or greater and (iv) is not subject to any order, regulatory agreement or written directive to meet and maintain a specific capital level for any capital measure. An "adequately capitalized" institution is defined as one that has (i) a total risk-based capital ratio of 8% or greater, (ii) a Tier 1 risk-based capital ratio of 4% or greater and (iii) a leverage ratio of 4% or greater (or 3% or greater in the case of a bank with a composite CAMEL rating of 1). A depository institution is considered (i) "undercapitalized" if it has (A) a total risk-based capital ratio of less than 8%, (B) a Tier 1 risk-based capital ratio of less than 4% or (C) a leverage ratio of less than 4% (or 3% in the case of an institution with a CAMEL rating of 1), (ii) "significantly undercapitalized" if it has (A) a total risk-based capital ratio of less than 6%, (B) a Tier 1 risk-based capital ratio of less than 3% or (C) a leverage ratio of less than 3% and (iii) "critically undercapitalized" if it has a ratio of tangible equity to total assets equal to or less than 2%. An institution may be deemed by the regulators to be in a capitalization category that is lower than is indicated by its actual capital position if, among other things, it receives an unsatisfactory examination rating with respect to asset quality, management, earnings or liquidity.


     FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a cash dividend) or paying any management fees to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to growth limitations and are required to submit capital restoration plans. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company in respect of any capital restoration plan is limited to the lesser of (i) an amount equal to 5% of the depository institution's total assets at the time it became undercapitalized and (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized.


     Significantly undercapitalized depository institutions may be subject to a number of other requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and stop accepting deposits from correspondent banks. Critically undercapitalized institutions are subject to the appointment of a receiver or conservator, generally within 90 days of the date such institution is determined to be critically undercapitalized.


     FDICIA also provides for increased funding of the FDIC insurance funds. Under the FDIC's risk-based insurance premium assessment system, each bank whose deposits are insured by the BIF is assigned one of the nine risk classifications based upon certain capital and supervisory measures and, depending upon its classification, is assessed premiums ranging from .04% to .31% of domestic deposits. On November 14, 1995, the FDIC board of directors voted to lower the BIF premium range to zero to .27% effective January 1996. The rate schedule for deposits which are insured by the Savings Association Insurance Fund ("SAIF") ranges from .23% to .31% of domestic deposits. All or a portion of the deposits of several of Susquehanna's subsidiaries are SAIF-insured. The rate schedule is subject to future adjustments by the FDIC. In addition, the FDIC has authority to impose special assessments from time to time. See "REGULATORY MATTERS-- Proposed Legislation Regarding SAIF Assessments."


     FDICIA provides the federal banking agencies with significantly expanded powers to take enforcement action against institutions which fail to comply with capital or other standards. Such action may include the termination of deposit insurance by the FDIC or the appointment of a receiver or conservator for the institution. FDICIA also limits the circumstances under which the FDIC is permitted to provide financial assistance to an insured institution before appointment of a conservator or receiver.

INTERSTATE BANKING LEGISLATION


     The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Interstate Banking Act") was enacted into law on September 29, 1994. The law eliminated substantially all state law barriers to the acquisition of banks by out-of-state bank holding companies as of September 29, 1995. The law will also permit interstate branching by banks effective as of June 1, 1997, subject to the ability of states to opt-out completely or to set an earlier effective date.


     In response to the Interstate Banking Act, in April 1995 Maryland adopted legislation permitting the acquisition of banks primarily subject to Maryland banking laws by any out-of-state bank holding companies. The Maryland legislation permits branching in Maryland prior to June 1, 1997 by out-of-state banks as long as their home state reciprocates by allowing Maryland banks to open branches there; after June 1, 1997 there are no reciprocity-based restrictions. On July 6, 1995 Pennsylvania adopted legislation permitting out-of-state bank holding companies unrestricted access to acquire
Pennsylvania banks. The Pennsylvania legislation permits out-of-state banks to set up branches in Pennsylvania so long as their home state reciprocates by allowing Pennsylvania banks to open branches there. The Company anticipates that the effect of these new laws will be to increase competition within the markets in which the Company now operates, although the Company cannot predict the extent to which competition will increase in such markets or the timing of such increase.


PROPOSED LEGISLATION REGARDING SAIF ASSESSMENTS


     The Seven-Year Balanced Budget Reconciliation Act of 1995 presently being negotiated by the Congressional leadership and President Clinton includes provision for funding of the FDIC's SAIF at levels mandated under current law. Known as the "Thrift Fund Bailout", the proposed legislation would impose a one-time assessment between 85 and 90 basis points per $100 of thrift deposits, including thrift deposits held by commercial banks. Without the assessment it is believed that premiums paid by thrifts for federal deposit insurance would be higher than premiums paid by banks for the foreseeable future.


     If enacted, the one-time assessment would be levied as of January 1, 1996, and would affect several Susquehanna subsidiaries as follows (assuming an assessment of 85 basis points on the deposit base at June 30, 1995):
Reisterstown Federal Savings Bank which paid a SAIF premium of $498,000 in 1995 but is expected to pay $1,934,000 in 1996 as the result of the one-time assessment and $148,000 in 1997 by reason of the stabilization of the SAIF and the concurrent reduction in premium; Atlantic Federal Savings Bank, which paid a SAIF premium of $412,000 in 1995 but is expected to pay $1,527,000 in 1996 and $117,000 in 1997 by reason of the stabilization of the SAIF and the concurrent reduction in premium; and Farmers First Bank which paid a SAIF premium of $138,000 in 1995 (by virtue of its acquisition by merger of a thrift in 1993) but is expected to pay $509,000 in 1996 and $39,000 in 1997 by reason of stabilization of the SAIF and the concurrent reduction in premium.


     Fairfax Savings also would be subject to the assessment. In 1995, Fairfax Savings paid $807,000 in SAIF premiums but is expected to pay $3,297,000 in 1996 as a result of the assessment and $252,000 in 1997 by reason of stabilization of the SAIF and the concurrent reduction in premium. Susquehanna has agreed to be responsible for the payment of Fairfax Savings' assessment if the proposed legislation takes effect prior to the closing of the Fairfax Merger.


     If such legislation is enacted, payment of the 1996 one-time assessments is not expected to have a material adverse effect upon the financial condition of Susquehanna, although such assessments may have a material adverse effect upon results of operations for 1996.

                          DESCRIPTION OF SENIOR NOTES


     The following sets forth certain general terms and provisions of the Senior Notes. The Senior Notes are to be issued under an indenture (the "Indenture") between the Company and Mellon Bank, N.A., as Trustee (the "Trustee"). A copy of the form of the Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part. See "AVAILABLE INFORMATION." The following summaries of certain provisions of the Senior Notes and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture including the definition therein of certain terms, and the actual provisions of the Senior Notes. Wherever particular sections or defined terms of the Indenture are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference. Section references are to the Indenture. Capitalized terms not defined herein have the meanings assigned to such terms in the Indenture.


GENERAL


     The Indenture does not limit the aggregate principal amount of indebtedness which may be issued thereunder and provides that debt securities ("Debt Securities") may be issued from time to time in one or more series. The Senior Notes will be the first series of Debt Securities issued by the Company under the Indenture. The Senior Notes will be unsecured obligations of the Company and will rank pari passu with all outstanding senior indebtedness of the Company.


     The Senior Notes will mature on _________ __, ____, bear interest at the rate of ____% per annum and be limited to $35,000,000 aggregate principal amount. Interest on the Senior Notes will be payable semi-annually on _________ __ and _________ __ of each year commencing _________ __, 1996 to the Persons in whose names the Senior Notes are registered at the close of business on the preceding _________ __ or _________ __ as the case may be.


     Principal of and interest on the Senior Notes will be payable, and the transfer of Senior Notes will be registrable, through The Depository Trust Company, as depository (the "Depository"). The Senior Notes will be issued only in fully registered form without coupons in denominations of $1,000 and integral multiples thereof.


     The Senior Notes will not be redeemable by the Company, in whole or in part, prior to stated maturity and do not provide for any sinking fund.


     The Indenture does not contain provisions which would protect the Holders of, or owners of beneficial interests in, the Senior Notes against a sudden decline in credit quality resulting from takeovers, recapitalizations or other similar restructurings.


     No service charge will be made for any transfer or exchange of the Senior Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 3.5).


     All moneys paid by the Company to the Trustee or any Paying Agent for the payment of principal of and premium and interest on any Senior Note which remain unclaimed for two years after such principal, premium or interest shall have become due and payable may be repaid to the Company and thereafter the Holder of such Senior Note shall look only to the Company for payment thereof. (Section 10.3).


GLOBAL NOTES


     The Senior Notes will be issued in the form of one or more fully registered global notes ("Global Notes") which will be deposited with, or on behalf of, the Depository and registered in the name of the Depository's nominee. Unless and until it is exchangeable in whole or in part for Senior Notes in definitive form, a Global Note may not be transferred except as a whole by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository or another nominee of the Depository or by the Depository or any such nominee to a successor of such Depository or a nominee of such successor. (Section 2.4).


     Ownership of beneficial interests in a Global Note will be limited to persons that have accounts with the Depository or its nominee ("Participants") or persons that may hold interests through Participants. The Company expects that upon the issuance of a Global Note, the Depository will credit, on its book-entry registration and transfer system, the Participants' accounts with the respective principal amounts of the Senior Notes represented by such Global Note. Ownership of beneficial interests in such Global Note will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depository (with respect to interests of Participants) and on the records of Participants (with respect to interests of persons held through Pa rticipants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in a Global Note.

     So long as the Depository, or its nominee, is the registered owner of a Global Note, the Depository or such nominee, as the case may be, will be considered the sole owner or Holder of the Senior Notes represented by such Global Note for all purposes under the Indenture. (Section 3.8). Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have the Senior Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of the Senior Notes in definitive form and will not be considered the owners or Holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in such a Global Note must rely on the procedures of the Depository and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of Holders or that an owner of a beneficial interest in such a Global Note desires to take any action which a Holder is entitled to take under the Indenture, the Depository would authorize the Participants holding the relevant beneficial interests to take such action, and such Participants would authorize beneficial owners owning through such Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.


     Payment of principal of, and premium and interest, if any, on, Senior Notes registered in the name of the Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner of the Global Note representing such Senior Notes. None of the Company, the Trustee, any Paying Agent or any other agent of the Company or the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note for such Senior Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.


     The Company expects that upon receipt of any payment of principal of, or premium or interest on, a Global Note, the Depository will immediately credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of the Depository. Payments by Participants to owners of beneficial interests in such Global Note held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in "street name."


     If the Depository notifies the Company that it is unwilling or unable to continue as depository or ceases to be a clearing agency registered under the Exchange Act and a successor depository is not appointed by the Company within ninety days after receiving such notice or becoming aware that the Depository is no longer so registered, the Company will issue the Senior Notes in definitive form upon registration of transfer of, or in exchange for, such Global Note. In addition, the Company may at any time and in its sole discretion determine not to have the Senior Notes represented by one or more Global Notes and, in such event, will issue Senior Notes in definitive form in exchange for all of the Global Notes representing such Senior Notes. (Section 3.5).

     The Depository has advised the Company as follows: it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depository was created to hold securities for its participating organizations and to facilitate the clearance and settlement of securities transactions between its participants in such securities through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of securities certificates. The Depository's participants include securities brokers and dealers (including the Underwriters), banks and trust companies, clearing corporations and certain other organizations. Access to the Depository's system is also available to others such as banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants in the Depository may beneficially own securities held by the Depository only through persons who are participants or who clear through or maintain a custodial relationship with a participant.


SAME-DAY SETTLEMENT AND PAYMENT


     Settlement for the Senior Notes will be made in immediately available funds. All payments of principal and interest in respect of the Senior Notes will be made by the Company in immediately available funds. The Senior Notes will trade in the Depository's Same-Day Funds Settlement System until maturity, and therefore the Depository will require secondary trading in the Senior Notes to be settled in immediately available funds. Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. No assurance is given as to the effect, if any, of settlement in immediately available funds on trading activity in the Senior Notes.


RESTRICTION ON SALE OR ISSUANCE OF CAPITAL STOCK OF PRINCIPAL SUBSIDIARY BANKS


     The Indenture prohibits the sale, assignment, transfer or other disposition of shares of, or securities convertible into, or options or warrants or rights to subscribe for or purchase shares of, Voting Stock of a Principal Subsidiary Bank, if after giving effect to any such transaction and to the issuance of the maximum number of shares of Voting Stock of such Principal Subsidiary Bank issuable upon the exercise of all such convertible securities, options, warrants or rights, the Company would own, directly or indirectly, 80% or less of the shares of Voting Stock of such Principal Subsidiary Bank. The Indenture also prohibits the merger or consolidation of any Principal Subsidiary Bank with or into any other corporation and the sale or other disposition of all or substantially all of the assets of any Principal Subsidiary Bank, if (i) the Company would own, directly or indirectly, 80% or less of the shares of Voting Stock of such successor in merger or consolidation or the Person that acquires all or substantially all of its assets or (ii) immediately after giving effect to such transaction, an Event of Default or an event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing. (Section 10.6). The covenant will not prohibit sales or dispositions of Voting Stock: (i) made in compliance with an order of a court or regulatory authority of competent jurisdiction or made as a condition imposed by such court or authority to the acquisition by the Company, directly or indirectly, of any other corporation or entity; or (ii) when the proceeds are, within a reasonable period of time, invested pursuant to an understanding or agreement in principle reached at the time of sale, assignment or disposition in a Controlled Subsidiary (including any Person which upon such investment becomes a Controlled Subsidiary) engaged in a banking business or any other business legally permissible for bank holding companies. (Section 10.7). "Principal Subsidiary Bank" means any Banking Subsidiary of the Company whose Consolidated Banking Assets constitute 10% or more of the Company's Consolidated Banking Assets. Upon completion of the Fairfax acquisition, it is anticipated that Farmers First Bank, Farmers & Merchants Bank & Trust and Fairfax Savings, with Consolidated Banking Assets as of September 30, 1995 of $1.74 billion, will be considered Principal Subsidiary Banks. Prior to the Fairfax acquisition, First National Trust Bank, Reisterstown Federal Savings Bank and Atlantic Federal Savings Bank would also be considered Principal Subsidiary Banks. "Controlled Subsidiary" means a Subsidiary more than 80% of the outstanding shares of

Voting Stock of which is at the time owned directly or indirectly by the Company or by one or more Controlled Subsidiaries or by the Company and one or more Controlled Subsidiaries.


EVENTS OF DEFAULT


     With respect to the Senior Notes, the Indenture defines an Event of Default as any one of the following events: (a) default for 30 days in the payment of any interest upon any Senior Note when it becomes due and payable; (b) default in the payment of the principal of (or premium, if any on) any Senior Note at its maturity; (c) failure, subject to waiver, to observe and perform the covenant referred to above under "--Restriction on Sale or Issuance of Capital Stock of Principal Subsidiary Banks"; (d) default in the performance, or breach, of any other covenant or warranty of the Company (other than a covenant or warranty included in the Indenture solely for the benefit of a series of Debt Securities other than the Senior Notes) which continues for 60 days after the holders of least 25% in principal amount of Outstanding Senior Notes have given written notice as provided in the Indenture; (e) failure to pay when due any indebtedness of the Company or any Principal Subsidiary Bank in excess of $5,000,000, or acceleration of the maturity of any such indebtedness in excess of such amount if acceleration results from a default under the instrument giving rise to such indebtedness and is not rescinded, annulled or cured within 30 days after due notice; or (f) certain events of bankruptcy, insolvency or reorganization of the Company or a Principal Subsidiary Bank. (Section 5.1) An Event of Default under one series of Debt Securities will not necessarily be an Event of Default with respect to any other series of Debt Securities.


     If an Event of Default (other than an Event of Default specified in clause
(f) in the preceding paragraph) with respect to the Senior Notes at the time Outstanding occurs and is continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Senior Notes may declare the principal amount of all the Senior Notes to be due and payable immediately. If an Event of Default specified in clause (f) in the preceding paragraph occurs, such principal amount shall automatically become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. At any time after a declaration of acceleration with respect to Senior Notes has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in aggregate principal amount of the Outstanding Senior Notes may, under certain circumstances, rescind and annul such acceleration. (Section 5.2).


     If a default in the payment of principal, premium, if any, or interest or in the performance of any covenant or agreement in the Senior Notes or in the Indenture occurs, the Trustee may, subject to certain limitations and conditions, seek to enforce payment of such principal, premium, if any, or interest on the Senior Notes, or the performance of such covenant or agreement. (Section 5.3).


     The Indenture provides that, subject to the duty of the Trustee during the continuance of an Event of Default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 6.3). Subject to certain limitations, the Holders of a majority in aggregate principal amount of the Outstanding Senior Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Senior Notes. (Section 5.12). The right of a Holder of any Debt Security to institute a proceeding with respect to the Indenture is subject to certain conditions precedent, but each Holder has an absolute right to receive payment of principal, premium, if any, and interest when due and to institute suit for the enforcement of any such payment. (Sections 5.7 and 5.8).


     The Company is required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. (Sections 1.2 and 10.4). The Trustee may withhold notice to Holders of any default (except in payment of principal, premium, if any, or interest) if it in good faith determines that it is in the interests of the Holders to do so.

CONSOLIDATION, MERGER, SALE OR CONVEYANCE


     The Company may, without the consent of any Holder of the Debt Securities, merge or consolidate with any other corporation or sell or convey all or substantially all of its assets to any corporation, provided that the successor corporation (if other than the Company) shall be a corporation organized and existing under the laws of the United States of America or a State thereof or the District of Columbia and such corporation shall expressly assume the Company's obligations under the Indenture and on the Debt Securities, and the Company or such successor corporation, as the case may be, shall not be in default in the performance of any covenant or condition of the Indenture immediately after such merger, consolidation, sale or conveyance. In addition, the Company may, without the consent of any Holder of the Debt Securities, convey its assets substantially as an entirety to any Person in connection with any transfer that is assisted by a federal bank regulatory authority and in such case the Company's obligations under the Indenture need not be assumed by the entity acquiring such assets. (Section 8.1).


MODIFICATIONS AND WAIVER


     The Indenture provides that the Company and the Trustee may enter into a supplemental indenture to amend the Indenture or the Debt Securities without the consent of any Holder of any Outstanding Debt Security: (1) to evidence the succession of another Person to the Company and the assumption by such successor of the Company's obligations under the Indenture; (2) to add to the covenants of the Company further covenants, restrictions or conditions for the protection of the Holders of all or any particular series of Debt Securities; (3) to add or change any of the provisions of the Indenture necessary to facilitate the issuance of Debt Securities in bearer form; (4) to add, eliminate or change any provision of the Indenture prior to the issuance of the series that is entitled to the benefit of such provision; (5) to establish the terms and conditions of Debt Securities of any series; (6) to provide for the acceptance of appointment by a successor trustee or to add or change any of the provisions of the Indenture necessary to provide for or facilitate the administration of the trust by more than one Trustee; (7) to cure any ambiguity, defect or inconsistency or to make such other provision in regard to matters or questions arising under the Indenture which do not adversely affect the interests of the Holders of the Debt Securities; (8) to secure the Debt Securities; (9) to provide for the conversion or exchange of Debt Securities of a particular series into or for other securities of the Company; or (10) to add additional Events of Default. (Section 9.1).


     In addition to the foregoing, modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby, (a) change the stated maturity date of the principal of, or any premium or installment of interest, if any, on any Debt Security, (b) reduce the principal amount of, or premium or interest, if any, on, any Debt Security, (c) change the currency of payment of principal of, or premium, if any, or interest on, any Debt Security, (d) impair the right to institute suit for the enforcement of any such payment on or with respect to any Debt Security, or (e) reduce the percentage in principal amount of Outstanding Debt Securities of any series the consent of whose Holders is required for modification or amendment of the Indenture or for any waiver. (Section 9.2).


     The Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of each series may, on behalf of all Holders of Debt Securities of that series, waive, insofar as that series is concerned, compliance by the Company with certain restrictive provisions of the Indenture. (Section 10.8). The Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of each series may, on behalf of all Holders of Debt Securities of that series, waive any past default under the Indenture with respect to Debt Securities of that series, except a default in the payment of principal, or of premium, if any, or interest or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of that series. (Section 5.13).

GOVERNING LAW


     The Indenture and the Senior Notes will be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania.


INFORMATION CONCERNING THE TRUSTEE


     The Company and its subsidiaries maintain deposit accounts and conduct other banking transactions with the Trustee in the ordinary course of business, including long term borrowings. At present the Company and its subsidiaries are indebted to the Trustee in the aggregate amount of $9 million. Mellon Bank N.A. is trustee under an Indenture, dated as of February 1, 1995, for the 9.00% Subordinated Notes due 2005 of the Company.



                   UNAUDITED PRO FORMA FINANCIAL STATEMENTS


     The following tables set forth certain pro forma combined condensed financial information of Susquehanna giving effect, as of January 1, 1994, to
(i) the Atlanfed acquisition, accounted for as a pooling of interests, (ii) the Reisterstown acquisition, accounted for as a purchase, (iii) the issuance of the Senior Notes in the offering contemplated hereby and the issuance of Common Stock in the Common Stock Offering to fund the cash consideration for the Fairfax Merger, and (iv) the Fairfax Merger, accounted for as a purchase.


     The information in the following tables is not necessarily indicative of the results that would have been achieved had such transactions been consummated on such dates and should not be construed as representative of future operations. Such information is subject to the assumptions set forth in the notes to these Unaudited Pro Forma Financial Statements. The information presented should be read in conjunction with such notes and with the historical financial statements, including the notes thereto, of Susquehanna, Atlanfed, Fairfax and Reisterstown incorporated by reference in this Prospectus.

                  PRO FORMA COMBINED CONDENSED BALANCE SHEET
                           AS OF SEPTEMBER 30, 1995
                                   UNAUDITED
                            (DOLLARS IN THOUSANDS)



                                                                           Pro Forma
                                                                          Adjustments
                                              Susquehanna     Fairfax     For Fairfax        Susquehanna
                                              As Reported   As Reported*  Acquisition         Pro Forma
                                              ------------  ------------  ------------       ------------
ASSETS
Cash and due from banks.....................   $   80,665       $  2,942                      $   83,607
Short-term investments......................       70,068          6,776     $ 72,188   [A]       86,032
                                                                              (63,000)  [B]
Investment securities.......................      592,481         22,861                         615,342
Loans and leases, net of unearned income....    1,692,790        424,648                       2,117,438
Allowance for loan and lease losses.........       27,948          3,968                          31,916
                                               ----------       --------                      ----------
Net loans and leases........................    1,664,842        420,680                       2,085,522
Intangible assets[C]........................       20,659                      20,589   [D]       41,248
Other assets................................       93,410         17,028          400   [A]      110,838
                                               ----------       --------     --------         ----------
        Total Assets........................   $2,522,125       $470,287     $ 30,177         $3,022,589
                                               ==========       ========     ========         ==========
LIABILITIES
Deposits....................................   $2,088,041       $386,247                      $2,474,288
Short-term borrowings.......................       76,266         20,036                          96,302
Long-term debt..............................       91,979         12,200     $ 35,000   [A]      139,179
Other liabilities...........................       31,633          9,386                          41,019
                                               ----------       --------     --------         ----------
        Total Liabilities...................    2,287,919        427,869       35,000          2,750,788

EQUITY
Common stock................................       23,366            150        2,990   [A]       26,356
                                                                                 (150)  [E]
Surplus.....................................       43,014            195       34,598   [A]       77,612
                                                                                 (195)  [E]
Retained earnings...........................      168,436         42,066      (42,066)  [E]      168,436
Unrealized gain(loss) on securities
  available-for-sale, net of tax............         (287)             7                            (280)
Less: Treasury stock........................          323                                            323
                                               ----------                    --------         ----------
        Total Equity........................      234,206         42,418       (4,823)           271,801
                                               ----------       --------     --------         ----------
                Total Liabilities & Equity..   $2,522,125       $470,287     $ 30,177         $3,022,589
                                               ==========       ========     ========         ==========

*Fairfax information is as of June 30, 1995


[A] To record the issuance of 1,495,000 shares of Common Stock at a public offering price of $26.50 per share and $35 million of Senior Notes at an assumed interest rate of 7% for the acquisition of Fairfax and for other general corporate purposes.
[B]  To record the purchase of Fairfax for cash.
[C] Includes only those intangibles which are excluded from Tier 1 capital. [D] To record excess purchase price (goodwill) for Fairfax.
[E]  To eliminate the equity of Fairfax in consolidation (purchase accounting).

               PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                     NINE MONTHS ENDED SEPTEMBER 30, 1995
                                   UNAUDITED
                 (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                               Pro Forma              Susquehanna
                                                                         Adjustments For            Pro Forma for
                                 Susquehanna         Reisterstown           Reisterstown             Reisterstown
                                 As Reported         As Reported*            Acquisition              Acquisition
                                 -----------         ------------            -----------              -----------
Interest income...........          $138,997               $7,137                $(326) [A]              $145,808
Interest expense..........            60,427                3,490                  286  [B]                64,203
                                    --------               ------                -----                   --------
Net interest income.......            78,570                3,647                 (612)                    81,605
Provision for loan
   and lease losses.......             3,711                  ---                                           3,711
                                    --------               ------                                        --------
Net interest income
   after provision........            74,859                3,647                 (612)                    77,894
Investment losses.........               (46)                                                                 (46)
Other  income.............            11,788                  565                                          12,353
Salaries and benefits.....            31,264                1,089                                          32,353
Other expense.............            28,285                1,174                   62  [C]                29,581
                                                                                    60  [D]
                                                                                 -----                   --------
Income before taxes.......            27,052                1,949                 (734)                    28,267
Taxes.....................             8,184                  843                 (237) [E]                 8,790
                                    --------               ------                -----                   --------
Net income from operations          $ 18,868               $1,106                $(497)                  $ 19,477
                                    ========               ======                =====                   ========

Earnings per share........             $1.62                  N/A                                           $1.67
Average shares outstanding            11,638                  N/A                                          11,638

                                                        Pro Forma
                                                  Adjustments For
                                     Fairfax              Fairfax          Susquehanna
                               As Reported**          Acquisition            Pro Forma
                               -------------          -----------            ---------
Interest income...........           $26,014                                  $171,822
Interest expense..........            14,101              $ 1,398  [B]          79,702
                                     -------              -------             --------
Net interest income.......            11,913               (1,398)              92,120
Provision for loan
   and lease losses.......                45                                     3,756
                                     -------              -------             --------
Net interest income
   after provision........            11,868               (1,398)              88,364
Investment losses.........                                                         (46)
Other  income.............             2,207                                    14,560
Salaries and benefits.....             4,657                                    37,010
Other expense.............             4,036                                    34,647
                                                            1,030  [C]
                                     -------              -------             --------
Income before taxes.......             5,382               (2,428)              31,221
Taxes.....................             1,966                 (489) [E]          10,267
                                     -------              -------             --------
Net income from operations           $ 3,416              $(1,939)            $ 20,954
                                     =======              =======             ========

Earnings per share........               N/A                                     $1.60
Average shares outstanding               N/A                1,495  [F]          13,133

______________
* Reisterstown information is for the three months ended December 31, 1994 and the first 21 days of April 1995.

**  Fairfax information is for the nine months ended June 30, 1995.


[A] Reduction of interest income to exclude use of proceeds prior to
    Reisterstown purchase.
[B] Increase in interest expense regarding purchase price borrowings of $28,640 for Reisterstown and $25,812 for Fairfax.
[C] Goodwill amortization adjustment.
[D] Amortization of fair value purchase accounting adjustments.
[E] Tax effect on adjustments.
[F] Common Stock issued to satisfy part of Fairfax purchase price.

                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1994
                                   UNAUDITED
                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                           Pro Forma              Susquehanna
                                                                     Adjustments For            Pro Forma For
                              Susquehanna         Reisterstown          Reisterstown             Reisterstown
                              As Reported         As Reported*           Acquisition              Acquisition
                              -----------         ------------           -----------              -----------
Interest income.............     $150,633              $22,499               $    27  [A]            $173,159
Interest expense............       56,488               11,392                 2,578  [B]              70,458
                                 --------              -------               -------                 --------
Net interest income.........       94,145               11,107                (2,551)                 102,701
Provision for loan
  and lease losses..........        3,987                  127                                          4,114
                                 --------              -------                                       --------
Net interest income
  after provision...........       90,158               10,980                (2,551)                  98,587
Investment gains............          999                  141                                          1,140
Other income................       14,099                3,374                                         17,473
Salaries and benefits.......       36,227                3,237                                         39,464
Other expense...............       36,483                3,288                   251  [C]              40,262
                                                                                 240  [A]
                                                                             -------                 --------
Income before taxes.........       32,546                7,970                (3,042)                  37,474
Taxes.......................        9,718                3,385                  (983) [D]              12,120
                                 --------              -------               -------                 --------
Net income from operations..     $ 22,828              $ 4,585               $(2,059)                $ 25,354
                                 ========              =======               =======                 ========
Earnings per share..........        $1.96                  N/A                                          $2.18
Average shares outstanding..       11,634                  N/A                                         11,634

                                                     Pro Forma
                                                   Adjustments
                               Fairfax As          for Fairfax           Susquehanna
                                Reported*          Acquisition             Pro Forma
                                ---------          -----------             ---------
Interest income.............      $27,731                                   $200,890
Interest expense............       13,681              $ 1,864  [B]           86,003
                                  -------              -------              --------
Net interest income.........       14,050               (1,864)              114,887
Provision for loan
  and lease losses..........         (111)                                     4,003
                                  -------              -------              --------
Net interest income
  after provision...........       14,161               (1,864)              110,884
Investment gains............        1,923                                      3,063
Other income................        5,459                                     22,932
Salaries and benefits.......        5,805                                     45,269
Other expense...............        4,680                                     46,315
                                                         1,373  [C]
                                  -------              -------              --------
Income before taxes.........       11,058               (3,237)               45,295
Taxes.......................        4,457                 (652) [D]           15,925
                                  -------              -------              --------
Net income from operations..      $ 6,601              $(2,585)             $ 29,370
                                  =======              =======              ========
Earnings per share..........          N/A                                      $2.24
Average shares outstanding..          N/A                1,495  [E]           13,129

____________________
* Reisterstown and Fairfax information is for the fiscal year ended September 30, 1994.


[A] Amortization of fair value purchase accounting adjustments.
[B] Increase in interest expense regarding purchase price borrowings of $28,640 for Reisterstown and $25,812 for Fairfax.
[C] Goodwill amortization adjustment.
[D] Tax effect on adjustments.
[E] Common Stock issued to satisfy part of Fairfax purchase price.

                            UNDERWRITING

               Oppenheimer & Co., Inc. and Legg Mason Wood Walker, Incorporated (the "Underwriters") have severally agreed, subject to the terms and conditions of the Underwriting Agreement (the "Underwriting Agreement") between the Company and the Underwriters, to purchase from the Company, and the Company has agreed to sell to each of the Underwriters, the principal amount of Senior Notes set forth below opposite their respective names. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Senior Notes if any are purchased.

                                                           Principal
                     Underwriter                            Amount
                     -----------                            ------
               Oppenheimer & Co., Inc. .................  $
               Legg Mason Wood Walker, Incorporated.....
                                                           ----------
                     Total..............................  $35,000,000
                                                           ==========

               The Underwriters have advised the Company that they propose initially to offer the Senior Notes to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of ____% of the principal amount. The Underwriters may allow, and such dealers may reallow, a discount not in excess of ____% of the principal amount of the Senior Notes to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

               The Senior Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that they intend to make a market in the Senior Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Senior Notes.

               The Underwriters and their affiliates may engage in transactions with and perform services for the Company in the ordinary course of business, including, among other things, investment banking transactions and services.

               The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.


                                    EXPERTS

     SUSQUEHANNA

               The consolidated balance sheets of Susquehanna as of December 31, 1994 and 1993 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report, which includes an explanatory paragraph relating to the change in method of accounting for investments and income taxes in 1993, of Coopers & Lybrand L.L.P., independent accountants to Susquehanna, given upon the authority of said firm as experts in accounting and auditing.

     ATLANFED

               The consolidated statements of financial condition of Atlanfed as of March 31, 1995 and 1994 and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended March 31, 1995, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of KPMG Peat Marwick LLP, independent accountants to Atlanfed, given upon the authority of said firm as experts in accounting and auditing.

     FAIRFAX

               The consolidated statements of financial condition of Fairfax and subsidiaries as of September 30, 1995 and 1994 and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended September 30, 1995, incorporated by reference in this registration statement, have been incorporated herein in reliance on the report of KPMG Peat Marwick LLP, independent accountants, and upon the authority of said firm as experts in accounting and auditing. Such report refers to the Company's adoption in 1995 of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

     REISTERSTOWN

               The consolidated balance sheets of Reisterstown as of March 31, 1995 and September 30, 1994, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the six months ended March 31, 1995 and each of the two years in the period ended September 30, 1994, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report, which includes an explanatory paragraph relating to the change in method of accounting for income taxes in 1993 and accounting for certain debt and equity securities in 1995, of Coopers & Lybrand L.L.P., independent accountants to Reisterstown, given upon the authority of said firm as experts in accounting and auditing.


                                 LEGAL MATTERS

               The legality of the Senior Notes offered hereby will be passed upon by Morgan, Lewis & Bockius LLP, Harrisburg, Pennsylvania. Certain legal matters will be passed upon for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York. Simpson Thacher & Bartlett will rely as to all matters of Pennsylvania law upon the opinion of Morgan, Lewis & Bockius LLP.

======================================== =======================================


   NO DEALER, SALESPERSON OR ANY OTHER
INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE
ANY INFORMATION OR MAKE ANY                             $35,000,000
REPRESENTATIONS NOT CONTAINED IN THIS
PROSPECTUS IN CONNECTION WITH THE OFFER
COVERED BY THIS PROSPECTUS. IF GIVEN OR
MADE, SUCH INFORMATION OR
REPRESENTATIONS MUST NOT BE RELIED UPON
AS HAVING BEEN AUTHORIZED BY THE COMPANY
OR BY THE UNDERWRITERS. THIS PROSPECTUS
DOES NOT CONSTITUTE AN OFFER TO SELL, OR
A SOLICITATION OF AN OFFER TO BUY, THE
SENIOR NOTES IN ANY JURISDICTION WHERE,
OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL
TO MAKE SUCH OFFER OR SOLICITATION.
NEITHER THE DELIVERY OF THIS PROSPECTUS          Susquehanna Bancshares, Inc.
NOR ANY SALE MADE HEREUNDER SHALL, UNDER
ANY CIRCUMSTANCES, CREATE AN IMPLICATION
THAT THERE HAS NOT BEEN ANY CHANGE IN
THE FACTS SET FORTH IN THIS PROSPECTUS              % Senior Notes Due __
OR IN THE AFFAIRS OF THE COMPANY SINCE
THE DATE HEREOF.




                                                    _____________________

                 _________________                   P R O S P E C T U S
                                                    _____________________
                 TABLE OF CONTENTS

                                        Page
                                        ----
Available Information...................
Incorporation of Documents
 by Reference...........................
Susquehanna Bancshares, Inc.............
Use of Proceeds.........................           Oppenheimer & Co., Inc.
Capitalization..........................
Selected Financial Data.................           Legg Mason Wood Walker
Unaudited Selected Pro Forma                            Incorporated
 Financial Data.........................
Financial Overview......................
Regulatory Matters......................
Description of Senior Notes.............
Unaudited Pro Forma Financial Statements                _______, 1996
Underwriting............................
Experts.................................
Legal Matters...........................


======================================== =======================================

                                    PART II


                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated expenses to be incurred in connection with this offering other than underwriting discounts and commissions:


Securities and Exchange Commission registration fee..  $ 12,069
Printing.............................................    30,000
Accountants' fees and expenses.......................    15,000
Attorneys' fees and expenses.........................    25,000
Blue Sky fees and expenses...........................    10,000
Trustee's fees and expenses..........................     4,000
Rating Agencies' fees................................    40,000
Miscellaneous........................................     1,931
                                                       --------
          Total......................................  $138,000
                                                       ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Sections 1741 and 1742 of the Pennsylvania Business Corporation Law of 1988, as amended (the "BCL"), provide that a business corporation may indemnify directors and officers against liabilities they may incur as such provided that the particular person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of actions against a director or officer by or in the right of the corporation, the power to indemnify extends only to expenses (not judgments and amounts paid in settlement) and such power generally does not exist if the person otherwise entitled to indemnification shall have been adjudged to be liable to the corporation unless it is judicially determined that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnification for specified expenses. Under Section 1743 of the BCL, the corporation is required to indemnify directors and officers against expenses they may incur in defending actions against them in such capacities if they are successful on the merits or otherwise in the defense of such actions. Under
Section 1745 of the BCL, a corporation may pay the expenses of a director or officer incurred in defending an action or proceeding in advance of the final disposition thereof upon receipt of an undertaking from such person to repay the amounts advanced unless it is ultimately determined that such person is entitled to indemnification from the corporation. Article XIV of Susquehanna's Bylaws provides indemnification of directors, officers and other agents of Susquehanna and advancement of expenses to the extent otherwise permitted by Sections 1741, 1742 and 1745 of the BCL.

     Section 1746 of the BCL grants a corporation broad authority to indemnify its directors, officers and other agents for liabilities and expenses incurred in such capacity, except in circumstances where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness. Pursuant to the authority of
Section 1746 of the BCL, Susquehanna has also entered into employment agreements with certain principal officers which also provide for indemnification in connection with the performance of their offices.


     Article XIV conditions any indemnification or advancement of expenses upon a determination, made in accordance with the procedures specified in Section 1744 of the BCL, by Susquehanna's directors or shareholders that indemnification or advancement of expenses is proper because the director or officer met the standard of conduct set forth in Section 1741 or 1742 of the BCL, as applicable.


     As authorized by Section 1747 of the BCL and Article XIV, Susquehanna maintains, on behalf of its directors and officers, insurance protection against certain liabilities arising out of the discharge of their duties, as well as insurance covering Susquehanna for indemnification payments made to its directors and officers for certain liabilities. The premiums for such insurance are paid by Susquehanna.

ITEM 16.  LIST OF EXHIBITS.


     The exhibits filed as part of this registration statement are as follows:


EXHIBIT
NUMBER                                         DOCUMENT
------                                         --------
1.1*      Form of Underwriting Agreement
2.1       Agreement and Plan of Affiliation dated as of April 8, 1994, by and among Susquehanna, Susquehanna Bancshares South II, Inc., Fairfax and
          Fairfax Savings (1) (Exhibit 2(b)).
4.1*      Form of Indenture between Susquehanna and Mellon Bank, N.A., as trustee.
4.2       Form of Senior Notes (included in Exhibit 4.1).
5.1*      Opinion of Morgan, Lewis & Bockius LLP
12.1*     Computation of ratio of earnings to fixed charges.
23.1      Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1)
23.2*     Consent of Coopers & Lybrand L.L.P. regarding Susquehanna
23.3*     Consent of KPMG Peat Marwick LLP regarding Atlanfed
23.4*     Consent of KPMG Peat Marwick LLP regarding Fairfax
23.5*     Consent of Coopers & Lybrand L.L.P. regarding Reisterstown
24.1      Powers of Attorney are included on the signature page of this
          Registration Statement
25.1*     Form of T-1 Statement of Eligibility and Qualification under the
          Trust Indenture Act of 1939, as amended, of Mellon Bank, N.A.


__________________
*         Filed herewith.


(1) Exhibit incorporated herein by reference to the Registrant's Current Report on Form 8-K dated May 5, 1994.


ITEM 17.  UNDERTAKINGS


          The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


          The undersigned registrant hereby undertakes that:


              (a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

              (b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto, duly authorized, in the City of Litiz, Commonwealth of Pennsylvania, on January 9, 1996.


                                   SUSQUEHANNA BANCSHARES, INC.



                                   By:  /s/ Robert S. Bolinger
                                        -------------------------------
                                        ROBERT S. BOLINGER
                                        President and Chief Executive Officer


          Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated. Each person whose signature appears below in so signing also makes, constitutes and appoints Robert S. Bolinger and Richard M. Cloney, and each of them acting alone, his true and lawful attorney-in-fact, with full power of substitution, for him in any and all capacities, to execute and cause to be filed with the Securities and Exchange Commission one or more additional registration statements to register, in accordance with Rule 462(b), additional securities of the same class registered hereby (and any or all amendments and post-effective amendments thereto), any or all amendments and post-effective amendments (including post-effective amendments under Rule 462(b)) to this Registration Statement, with exhibits thereto and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.



        Signature                       Title                   Date
        ---------                       -----                   ----

/s/ Robert S. Bolinger      President and Chief Executive       January 9, 1996
--------------------------  Officer and a Director
ROBERT S. BOLINGER

/s/ J. Stanley Mull, Jr.    Vice President and Treasurer        January 9, 1996
--------------------------  (Principal Financial and
J. STANLEY MULL, JR.        Accounting Officer)

/s/ Richard M. Cloney       Vice President, Secretary and       January 9, 1996
--------------------------  a Director
RICHARD M. CLONEY

/s/ John M. Denlinger       Director                            January 9, 1996
--------------------------
JOHN M. DENLINGER

/s/ Henry H. Gibbel         Director                            January 9, 1996
--------------------------
HENRY H. GIBBEL

/s/ George J. Morgan        Director                            January 9, 1996
--------------------------
GEORGE J. MORGAN

/s/ James G. Apple            Director                      January 9, 1996
----------------------------
JAMES G. APPLE

/s/ Edward W. Helfrick        Director                      January 9, 1996
----------------------------
EDWARD W. HELFRICK

/s/ Roger V. Wiest            Director                      January 9, 1996
----------------------------
ROGER V. WIEST

/s/ T. Max Hall               Director                      January 9, 1996
----------------------------
T. MAX HALL
                              Director
----------------------------
RAYMOND M. O'CONNELL

/s/ Marley R. Gross           Director                      January 9, 1996
----------------------------
MARLEY R. GROSS

/s/ C. William Hetzer, Jr.    Director                      January 9, 1996
----------------------------
C. WILLIAM HETZER, JR.

/s/ Robert C. Reymer, Jr.     Director                      January 9, 1996
----------------------------
ROBERT C. REYMER, JR.

/s/ Richard E. Funke          Director                      January 9, 1996
----------------------------
RICHARD E. FUNKE

                                      S-2